

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

November 23, 2016

Thomas Ennis
Chief Executive Officer
Amplify Snack Brands, Inc.
500 West 5th Street, Suite 1350
Austin, Texas 78701

      Re: **Amplify Snack Brands, Inc.**
              Registration Statement on Form S-3
              Filed November 14, 2016
              File No. 333-214604

Dear Mr. Ennis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kevin Dougherty at (202) 551-3271 with any questions.

                            Sincerely,

                            /s/ Kevin M. Dougherty *for*

                            H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources